[On TTM Technologies Letterhead]
April 4, 2008
VIA FACSIMILE (202-772-9210) AND EDGAR
LaTonya D. Reynolds
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re:	TTM Technologies, Inc. Registration Statement on Form S-3 File No. 333-148687
Dear Ms. Reynolds:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TTM Technologies, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3 (No. 333-148687) (as amended, the “Registration Statement”) to 10:00 a.m. Eastern time on Monday, April 7, 2008, or a soon thereafter as practicable.
     The Company hereby withdraws its prior request for acceleration of the effectiveness of the Registration Statement.
     The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Upon declaration of effectiveness of the Registration Statement, please advise Michael Kaplan of Greenberg Traurig at (602-445-8313) to confirm effectiveness or to communicate any questions or concerns you may have regarding this letter.
     Thank you for your consideration.

Sincerely,
/s/ Steven W. Richards

Steven W. Richards Executive Vice President and Chief Financial Officer

cc: Michael L. Kaplan, Esq.

GREENBERG TRAURIG, LLP
Michael L. Kaplan
Tel. 602.445.8313
Fax 602.445.8615
KaplanM@gtlaw.com
April 4, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk
Re:	TTM TECHNOLOGIES, INC. Registration Statement on Form S-3 File No. 333-148687
Ladies and Gentlemen:
     On behalf of our client, TTM Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the Staff’s comments set forth in the letter dated April 3, 2008 (the “Comment Letter”) to Kenton K. Alder, Chief Executive Officer of the Company. The individual responses of the Company to each of the Staff’s comments are set forth below. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. In this letter, references to “we,” “our” and “us” refer to the Company.
Incorporation of Certain Information by Reference, page ii
     1.     We are pleased to inform the Staff that we filed our definitive proxy statement, which includes the information required by Part III of Form 10-K, on April 3, 2008.
     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned.

Very truly yours,
/s/ Michael L. Kaplan
Michael L. Kaplan

Enclosures
MLK:bmc
cc: Kenton K. Alder